CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment



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Investor Presentation

March 5, 2010

Forward Looking Statements


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Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio’s ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment


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- **Medford, NY Manufacturer of Point of Care Rapid Diagnostic Tests**
- **2009 Total Revenues of $13.8MM - $309K Net Income v. $11.0MM Rev. - $1.9MM Net Loss in 2008**
- **Five Year Revenue CAGR of 33%**
- **148% Revenue Increase, to $5.3MM in 2009, of FDA Approved Rapid HIV Tests Marketed in U.S. by Inverness Medical**
- **Developing New OEM & Branded Product Pipeline Utilizing Chembio's Patented DPP® Technology**

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Organization & Management Team


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Lawrence Siebert, CEO & Chairman
Richard Larkin, CFO
Javan Esfandiari, Sr. VP R&D
Rick Bruce, VP Operations
Tom Ippolito, VP Reg., QA/QC
Sandy Speer, Dir. Client Serv.
Dr. Gary Meller, Director
Katherine Davis, Director

Total Employment Approx. 100


SG&A
7
Ops.
69
R&D
18
Reg. & Clinical
QA & QC
7

Regulatory Approvals Provide Access to Large, Diverse & Global POCT Markets


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U.S. Food and Drug Administration
CENTER FOR BIOLOGICS EVALUATION AND RESEARCH

Two FDA-Approved PMA's

USDA

USDA-Approved Facility & Product

ISO

Licenses
ISO Certified for Global Markets

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

$7B Global Point of Care Test (POCT) Market


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Worldwide Distribution of POCT
Sales (in $ Millions) and Worldwide Market Shares


India, $139, 2%
ROW, $234, 4%
China, $194, 3%
Europe, $3,254, 52%
Japan, $475, 8%
U.S. Decentralized Sites, Phys. Labs, Clinics, $591 , 9%
U.S.- Hospital Based, $1,772 , 28%

At 7% Projected Increases, even with Large Low-Growth Segments (e.g., Glucose), Global POCT Market is Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market , Projected to Reach $8.8B by 2012

Source: Independent Market Research Report

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

POCT Market Drivers



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- Reduce Patient Stays and Costs, Improve Patient Outcomes with Prompt & Early Diagnosis
  - Improve Therapeutic Intervention
  - Prevent Needless Admissions
  - Simplify Testing Procedures to Reduce Testing Costs
  - Avoid Delays from Central Lab Batching
  - Eliminate Need for Return Visit (s)



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Point of Care Single and Multiplex Test Development, Manufacturing, & Licensing

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

2008 Revenue Composition
Lower ASP International Revs. 3x US




2008 Total Revenues $11,049,600
Other Products, $1,037,468 , 9%
Contract R&D, $693,803 , 6%
LF HIV Tests US Market, $2,183,500 , 20%
DPP® Products, $126,000 , 1%
LF HIV Tests Intntl. Market, $7,008,800 , 64%

2009 Revenue Composition
US & International Sales Nearly Even




2009 Total Revenues $13,834,248
DPP® Products, $619,530 , 6%
Other Products, $960,016 , 7%
Royalty Income , $121,896 , 1%
Contract R&D, $1,339,859 , 10%
LF HIV Tests Intntl. Market, $5,552,947 , 40%
LF HIV Tests US Market, $5,240,000 , 38%

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

FDA Approved Rapid HIV Tests

Distributed in US Exclusively by Inverness Medical



- **148% Revenue Increase in 2009 -$5.3MM v. $2.1MM in 2008**
  - Gains Based Upon Market Expansion and Increased Market Share
- **Competitive Features**
  - CLIA Waived
  - Two Formats
  - 99.7% Sensitivity; 99.9% Specificity
  - Proprietary Formulation Enables 24 Month Stability
  - Strong Marketing Partner



Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2

Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.

inverness medical innovations

CHEMBIO DIAGNOSTIC SYSTEMS, INC.

Chembio's Rapid HIV Tests are Distributed Globally



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HIV 1/2 STAT-PAK™
Dipstick Rapid Assay
he detection of
plasma or whole blood
HIV 1/2 STAT-PAK®
Rapid Assay
A rapid qualitative screening assay for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Convenient and Cost Effective
CHEMBIO DIAGNOSTIC SYSTEMS, INC.
This product not approved for use in the U.S.
SURE CHECK® HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysisin one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3µl of whole blood
• On-site results in minutes
• Room temperature storage

- Approved for Procurements by UN,WHO, CDC/USAID (PEPFAR)
- Registered/Approved in several countries in South America, Asia, and Africa

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Estimated Projected Total Annual Sales of U.S. POCTs 2008-2012





$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
($ Millions)
$2,363
$2,529
$2,705
$2,895
$3,098
Unit Growth of 79% on Sales Growth of 31% Creating Opportunity for Multiplexed Products
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2008
2009
2010
2011
2012
YEAR

Source: Independent Market Research Report

PATENTED DUAL PATH PLATFORM (DPP®)

KEY DESIGN AND PERFORMANCE ADVANTAGES vs. LATERAL FLOW



- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types
- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples
- US Patent #7,189,522. Patent Protection Pending Worldwide


DPP®


Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

DPP® HIV 1/2 Oral Fluid Assay



- $60MM/6MM Units 20% US Market Growth in 2009
- International Studies Completed in 2009
- US Clinical Trials Commencing Q1 2010
- Anticipate PMA approval mid-2011
- OTC Opportunity


DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay for the Detection of Antibodies to HIV 1/2 in Oral Fluids, Whole Blood (Venous or Finger-stick), Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP® HIV 1/2
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DPP® Syphilis Screen & Confirm



- First POCT For Syphilis In US – Estimate $30MM Market
- Provides Better Indication Of Active Disease
- Enables Confirmation & Treatment At POC
- Pre-natal Testing
- International Evaluation Ongoing
- Anticipate 510(K) Clearance in Early 2011



DPP® SYPHILIS
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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
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Developed in collaboration with the U.S. Centers for Disease Control

In Development: DPP® INFLUENZA

Multiplex Flu A & B Test & 6 Strain Immunity Test



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- **DPP® Influenza A & B Ag**
  - Large Established Market for Flu A&B tests
  - Chembio's First Antigen Detection Test with DPP
  - Prototype Shows Improved Performance v. Established Tests
- **DPP® Influenza Immune Status test**
  - $900,000 Contract signed Dec. 2009 with CDC for 6-band test



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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.



2 DPP IMMUNO-STATUS / CONFIRMATORY ASSAY
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CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

In Development: Hepatitis-C (HCV) & HIV/HCV Comb. Oral Fluid



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- Estimated 3MM HCV Infections in US
  - Only 22% Diagnosed
  - 25% Co-infection with HIV
  - Major Cause of Liver Disease
  - New therapeutics from Vertex, etc. will drive demand for Dx
- No HCV Point of Care Test in US
- Chembio Participating in Pre-Clinical CDC Study with both prototypes – Expect Data in First Half 2010



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Oral Fluid, Blood, Serum, Plasma
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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

OEM & Contract R&D



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- Four Products Under OEM Agreements with Bio-Manguinhos, Brazil
  - Completed $8MM Tech. Transfer Program with Chembio 2004-2009
- Anticipate Regulatory Approval in Brazil of Three Products During First Half 2010
  - Potential Annual Revenues of ~$3MM 2010-2012 (total $12MM)



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US Pat.#7,189,522 Patents pending worldwide

DPP® Contract R&D Programs


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DPP® Product; Contractor	Development Contract/Grant Amount	Status
Confidential Multiplex Test; Bio-Rad Laboratories, Inc.	April 2008-June 2010; N/A	Two Year Development Phase being Completed First Half 2010; begin regulatory phase
Multiplex Influenza Test; U.S. Centers for Disease Control	December 2009-October 2010; $900,000	Development Plan approved and project proceeding
Leptospirosis test; National Institutes of Health Grant	June 2009-May 2012; $3MM	Development program proceeding

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

OEM Products Pipeline



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	2009	2010	2011
FDA Approved LF HIV Tests - Inverness	$5.3MM Revenues (148% Incr. v. 2008)	Exclusive Agreement with Inverness Medical through 2016 for US Market	
LF HIV Test - Brazil	Completed 5 Year, $8MM Program; Began royalty phase	Royalties phase	
4 DPP® OEM Products for Brazil	2 Submitted for Regulatory Approval	Anticipated Approval of 4 Products & Initial OEM Product Revenues	OEM Product Sales
Multiplex Influenza Immune Status Test - CDC	Contract signed Dec. 2009	Product Development	TBD
Multiplex DPP Product - Bio-Rad	Entered License Agreement & Phase II of Development	Development to be completed mid-2010	regulatory phase

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Chembio Branded Products Pipeline


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	2009	2010	2011
DPP® HIV Oral Fluid Rapid Test	International Studies Completed	US Clinical Studies & FDA PMA Filing; International launch	U.S. Launch
DPP® Syphilis Screen & Confirm	International Studies Commenced	US Clinical Studies & FDA 510(k) Submission	U.S. Launch
DPP® Influenza A/B & DPP® Hepatitis C	Initial Development Prototype	Complete Development	Regulatory & Commercial Timelines TBD

Selected Comparative Historical Financial Results 2005-2009


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	For the Years Ended				
$(000s)	2009	2008	2007	2006	2005
Total Revenues	$ 13,834	$11,050	$9,231	$6,503	$3,941
Cost of sales	7,974	7,198	6,435	4,894	2,996
Gross Profit	5,860	3,852	2,796	1,609	945
	42.4%	34.9%	30.3%	24.7%	24.0%
R&D Expense	2,884	2,605	1,907	1,402	1,365
SG&A Expense	2,659	3,317	3,765	4,787	2,878
Operating Income (Loss)	317	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Expense)	(8)	122	249	(415)	46
Net Income (Loss) - Stkhldrs	309	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Expenses	-	-	5,645	3,210	3,517
Net Income (Loss)	$309	($1,949)	($8,272)	($8,205)	($6,769)
Net Income (Loss) - per Share	$0	($0)	($1)	($1)	($1)
Avg. No. Shares (Millions)	61.946	61.267	14.608	10.293	7.705
Working capital	$1,494	$1,664	$3,229	$5,113	$831
Total assets	6,315	5,915	6,585	7,907	3,016
Total liabilities	3,227	3,338	2,322	2,297	1,964
Equity (Deficit)	3,088	2,577	4,263	(940)	1,053

Selected Comparative Quarterly Financial Results


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	Three Mos Ended	
$(000s)	Dec 31, 2009	Dec 31, 2008
Total Revenues	$3,551	$2,451
Cost of sales	1,920	1,836
Gross Profit	1,631	615
	45.9%	25.1%
R&D Expense	756	653
SG&A Expense	657	620
Operating Income (Loss)	218	(658)
Other Inc. (Expense)	(1)	108
Net Income (Loss) - Stkhldrs	217	(550)
Pref. Stock Expenses	-	-
Net Income (Loss)	$217	($550)
Net Income (Loss) - per Share	$0	($0)
Avg. No. Shares (Millions)	61.951	61.945
Working capital	$1,494	$1,664
Total assets	6,315	5,915
Total liabilities	3,227	3,338
Equity (Deficit)	3,088	2,577

CHEMBIO DIAGNOSTIC SYSTEMS, INC. Rapid Tests for Earlier Treatment

Selected Balance Sheet Data


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($000s)

Balance Sheet Data	Dec. '09	Dec. '08
Cash	$ 1,068	$ 1,212
Accts. Receivable	1,776	809
Inventories	1,556	1,819
Other Current Assets	267	225
Total Current Assets	4,667	4,066
Net Fixed Assets	580	881
Other Assets	1,068	968
Total Assets	6,315	5,915
Total Current Liab.	3,173	2,402
Total Other Liab.	54	936
Total Liabilities	3,227	3,338
Total Equity	3,088	2,577
Total Liabilities & Shareholders Equity	$ 6,315	$ 5,915

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

CEMI Selected Share Data
As of 2/28/10



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Ticker Symbol (OTCBB)		CEMI	
Price 2/28/10		$0.285	
52 Week High		$0.390	
52 Week Low		$0.080	
Outstanding Shares (MM)		62.0	
Market Capitalization		$17.7	
Fully Diluted (FD) Shares		70.4	
Management Holding-FD		10.9	
Average Volume (3 Mos)		101,000	
Options and Warrants (MM)			Avg. Ex. Price
Options (3.86MM held by mgmt. & board)		5.75	$0.16
Warrants - Exp. Dates			
	10/5/2011	2.64	$0.48
	2/5/2012	0.07	$0.81
Total Warrants		2.71	
Total Options & Warrants		8.46	

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment


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CHEMBIO

DIAGNOSTIC SYSTEMS, INC.

Rapid Tests for Earlier Treatment

www.chembio.com